June 23, 2023

Lithium Americas Corp.

900 West Hastings Street, Suite 300

Vancouver, British Columbia

Canada, V6C 1E5

Re: Report of Foreign Issuer on Form 6-K

We hereby consent to the reference to our opinions under the heading "Certain Canadian Federal Income Tax Considerations" and to the reference of our name under the headings "The Arrangement - Background to the Arrangement" and "Legal and Financial Matters" in the management information circular attached as an exhibit to the Form 6-K being filed by Lithium Americas Corp. (the "Company") on the date hereof with the United States Securities and Exchange Commission (the "Commission"). We also consent to the incorporation by reference to such opinions and use of our name in the Company's Registration Statement on Form F-10 (File No. 333-269649) filed by the Company with the Commission on February 9, 2023 and any amendments thereto.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ McCarthy Tétrault LLP

McCarthy Tétrault LLP